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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                 LucasVarity plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares of 25 pence each and American
            Depositary Shares, each representing ten Ordinary Shares
                  and evidenced by American Depositary Receipts
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                          G 56955100 (Ordinary Shares)
                     549395101 (American Depositary Shares)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            William B. Lawrence, Esq.
             Executive Vice President, General Counsel and Secretary
                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124
                                 (216) 291-7230
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 1, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.


                         (Continued on following pages)


                               (Page 1 of 8 Pages)


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                                       13D

CUSIP NO. G 56955100 (Ordinary Shares)                        Page 2 of 8 Pages
CUSIP NO. 549395101 (American Depositary Shares)

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         TRW Automotive UK

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ___
                                                                      (b) ___

   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) or 2(f)                                               ____

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales

    NUMBER OF          7     SOLE VOTING POWER                      105,778,078
     SHARES                                                     ---------------
  BENEFICIALLY         8     SHARED VOTING POWER                              0
    OWNED BY                                                    ---------------
      EACH             9     SOLE DISPOSITIVE POWER                 105,778,078
   REPORTING                                                    ---------------
  PERSON WITH          10    SHARED DISPOSITIVE POWER                 1,852,100
                                                                ---------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         107,630,178 (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          ------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 7.6% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of March 10, 1999.

  14     TYPE OF REPORTING PERSON

         CO


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                                       13D
CUSIP NO. G 56955100 (Ordinary Shares)                        Page 3 of 8 Pages
CUSIP NO. 549395101 (American Depositary Shares)

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         TRW Inc. ("TRW")

         I.R.S. No. 34-0575430

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ___
                                                                      (b) ___
   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         BK, OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) or 2(f)                                               ____

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

  NUMBER OF        7     SOLE VOTING POWER                          105,778,078
   SHARES                                                     -----------------
BENEFICIALLY       8     SHARED VOTING POWER                                  0
  OWNED BY                                                    -----------------
    EACH           9     SOLE DISPOSITIVE POWER                     105,778,078
 REPORTING                                                    -----------------
PERSON WITH        10    SHARED DISPOSITIVE POWER                     1,852,100
                                                              -----------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         107,630,178 (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           -----

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 7.6% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of March 10, 1999.

  14     TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         The name of the issuer is LucasVarity plc ("LucasVarity"), a public limited company incorporated and registered in England and Wales. The address of its principal executive offices is 46 Park Street, London W1Y 4DJ, England. This statement relates to the (i) ordinary shares of 25 pence each of LucasVarity ("LucasVarity Shares") and (ii) American Depositary Shares of LucasVarity ("LucasVarity ADSs"), each representing ten LucasVarity Shares and evidenced by American Depositary Receipts.

Item 2.  Identity and Background.

         (a) through (c) and (f) This Statement is filed by TRW and TRW Automotive UK. The principal offices of TRW are located at 1900 Richmond Road, Cleveland, Ohio 44124. The registered office of TRW Automotive UK is 9 Cheapside, London, England EC2V 6AD. TRW is incorporated under the laws of the State of Ohio and TRW Automotive UK is registered in England and Wales. The information set forth in Section 9 under the caption "Information on the TRW Group" in the Letter and in Sections 2(a) and (b) under the caption "Directors of the Offeror, TRW and of LucasVarity" in Appendix VI to the Offer To Purchase, as amended by the following paragraph, is incorporated herein by reference.

         The information appearing in Section 2(b) under the caption "Directors of the Offeror, TRW and of LucasVarity - Directors and executive officers of TRW" in Appendix VI to the Offer To Purchase is amended by the deletion of "CSX Transportation Inc.," under the caption for David B. Lewis as it was inadvertently stated that Mr. Lewis is a director of CSX Transportation Inc.

         Furthermore, in connection with the previously announced departure of Peter S. Hellman, Mr. Hellman has resigned as a Director of the Offeror and of TRW, effective as of February 28, 1999.

         (d) and (e) During the last five years, neither TRW, TRW Automotive UK nor, to the best knowledge of TRW and TRW Automotive UK, any of the persons listed in Sections 2(a) or (b) under the caption "Directors of the Offeror, TRW and of LucasVarity" in Appendix VI to the Offer To Purchase, has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The information set forth in Section 7 under the caption "Financing arrangements" in Appendix VI of the Offer To Purchase is incorporated herein by reference.

         As set forth under Section 7 in the Offer To Purchase under Appendix VI, the Offer is being financed through credit facilities initially provided by J.P. Morgan, Bank of America and Citibank (the "Initial Banks"). A portion of the commitments of the Initial Banks under the Tranche One Facility (as defined in such Section 7) and a portion of the commitments of the Initial



                               (Page 4 of 8 Pages)


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Banks under the Tranche Two Facility (as defined in such Section 7) has been assigned to and assumed by Barclays Bank plc with the consent of TRW. As contemplated by the Credit Agreement (as defined below), further syndication of these facilities has occurred and is likely to continue in the near-term. The Offer may also be financed in part through the issuance of commercial paper by TRW.

         On February 26, 1999, the Credit Agreement was amended and restated to provide for a multicurrency borrowing option. Under the terms of the Credit Agreement, as amended and restated (the "Credit Agreement"), TRW may elect to borrow in either pounds sterling or Euros, in addition to U.S. dollars. The Credit Agreement allows TRW to make multicurrency borrowings in an aggregate amount outstanding at any one time of $2 billion, when converted to U.S. dollars. In the event that the aggregate amount of multicurrency borrowings outstanding as of certain dates specified in the Credit Agreement exceeds 105% of this amount, TRW is obligated to prepay one or more of its multicurrency borrowings to reduce the amount outstanding to less than $2 billion. TRW has initiated borrowings under the Credit Agreement in order to fund a portion of the cost of its open market purchases of LucasVarity Shares to date. TRW may make additional borrowings under the Credit Agreement to fund all or a portion of the cost of additional open market purchases.

Item 4.  Purpose of Transaction.

         (a) through (j) The information set forth under the captions "Background to and reasons for the Offer" and "Directors, management and employees" in the LucasVarity Letter; in Section 3 under the caption "Reasons for the Offer," Section 5 under the caption "Terms and Conditions of the Offer" and Section 12 under the caption "Employee matters and share schemes" in the Letter; and in Section 6 under the caption "Background to the Offer," Section 8 under the caption "Compulsory Acquisition" and Section 9 under the caption "Certain consequences of the Offer" in Appendix VI to the Offer To Purchase is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         (a) TRW and TRW Automotive UK each beneficially own, in the aggregate, 107,630,178 LucasVarity Shares and LucasVarity ADSs. This number represents 7.6 percent of the 1,408,073,586 LucasVarity Shares and LucasVarity ADSs issued and outstanding as of March 10, 1999 (which excludes all LucasVarity securities which could be issued upon exercise in full of options granted under LucasVarity share option schemes). Of the 107,630,178 LucasVarity Shares and LucasVarity ADSs beneficially owned by TRW and TRW Automotive UK, Robert M. Gates, a Director of both TRW and LucasVarity, owns 1,701 LucasVarity ADSs, each representing ten LucasVarity Shares, and has entered into an irrevocable undertaking (as described below and in the Offer To Purchase) with respect thereto. The information set forth in Section 4 under the caption "Irrevocable undertakings" in the Letter and Section 4 under the caption "Shareholdings and dealings" in Appendix VI to the Offer To Purchase is incorporated herein by reference.

          (b) TRW and TRW Automotive UK each have sole voting and dispositive power with respect to, in the aggregate, 105,778,078 LucasVarity Shares and LucasVarity ADSs. Pursuant to irrevocable undertakings entered into by each of the Directors of LucasVarity, including Robert M. Gates, TRW and TRW Automotive UK each share dispositive power with such Directors with respect to 1,852,100 LucasVarity Shares and LucasVarity ADSs. Of this amount, Robert M. Gates shares dispositive power with TRW and TRW Automotive UK and has sole voting power with respect to 1,701 LucasVarity ADSs, each representing ten LucasVarity Shares. The information set forth in Section 4 under the caption "Irrevocable undertakings" in the Letter is incorporated herein by reference.


                               (Page 5 of 8 Pages)

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         (c) Except as set forth below in response to this Item 5(c), neither
TRW, TRW Automotive UK nor, to the best knowledge of TRW and TRW Automotive UK, any of its directors and executive officers have effected transactions in LucasVarity Shares within the past 60 days. Each of the following transactions was effected in the open market by and through J.P. Morgan Securities Limited on behalf of TRW Automotive UK in accordance with relief granted from Rule 10b-13 under the Securities Exchange Act of 1934 by the Securities and Exchange Commission.

         On February 25, 1999, TRW Automotive UK purchased 32,353,575 LucasVarity Shares (representing approximately 2.3% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchases were effected in ten different trades as follows: 5,625,000; 5,060,572; 5,000,000; 5,000,000; 4,918,003; 2,500,000; 2,000,000; 1,500,000;
550,000; and 200,000.

         On February 26, 1999, TRW Automotive UK purchased 11,209,845 LucasVarity Shares (representing approximately .80% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchases were effected in eight different trades as follows: 3,000,000; 2,725,309; 1,000,000; 1,000,000; 1,000,000; 1,000,000; 884,536; and 600,000.

         On March 1, 1999, TRW Automotive UK purchased 56,843,096 LucasVarity Shares (representing approximately 4.0% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchases were effected in six different trades as follows: 48,000,000; 3,300,000; 2,682,094; 1,428,390; 935,378; and 497,234.

         On March 2, 1999, TRW Automotive UK purchased 1,290,180 LucasVarity Shares (representing approximately .09% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchases were effected in two different trades as follows: 1,082,180 and 208,008.

         On March 3, 1999, TRW Automotive UK purchased 1,194,673 LucasVarity Shares (representing approximately .08% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchases were effected in two different trades as follows: 1,128,320 and 66,353.

         On March 4, 1999, TRW Automotive UK purchased 857,132 LucasVarity Shares (representing approximately .06% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchases were effected in two different trades as follows: 832,515 and 24,617.

         On March 5, 1999, TRW Automotive UK purchased 123,632 LucasVarity Shares (representing approximately .01% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchase was effected in one trade.

          On March 8, 1999, TRW Automotive UK purchased 200,000 LucasVarity Shares (representing approximately .01% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchase was effected in one trade.

          On March 9, 1999, TRW Automotive UK purchased 1,705,937 LucasVarity Shares (representing approximately .12% of the issued and outstanding share capital of LucasVarity) at a price of 285 pence per share. The purchases were effected in two different trades as follows: 1,105,937 and 600,000.

Item 6.  Contracts, Arrangements, Understandings or Relationships
           With Respect to Securities of the Issuer.

         The information set forth under the captions "LucasVarity Share Option Schemes" and "Recommendation" in the LucasVarity Letter; under the caption "Irrevocable undertakings" in the Letter; in Section 6 under the caption "Background to the Offer" and in Section 4 under the caption "Shareholdings and dealings" in Appendix VI to the Offer To Purchase; and the caption "Rule 10b-13 Exemption" on page 3 of the Offer To Purchase is incorporated herein by reference.

                               (Page 6 of 8 Pages)

Item 7.  Material to be Filed as Exhibits.

(1)(a) Amended and Restated Credit Agreement, dated as of January 27, 1999 and amended and restated as of February 26, 1999, among TRW and various financial institutions. (Exhibit (b)(2) to Schedule 14D-1 initially filed by TRW on February 5, 1999, as amended, is incorporated herein by reference.)

(2)(a)            Offer To Purchase dated February 6, 1999. (Exhibit (a)(1) to
                  Schedule 14D-1 initially filed by TRW on February 5, 1999, as amended, is incorporated herein by reference.)

(2)(b) Form of Irrevocable Undertakings executed by each director of LucasVarity. (Exhibit (c)(1) to Schedule 14D-1 initially filed by TRW on February 5, 1999, as amended, is incorporated herein by reference.)

(2)(c) Break-up Fee Agreement, dated January 28, 1999 between TRW and LucasVarity. (Exhibit (c)(2) to Schedule 14D-1 initially filed by TRW on February 5, 1999, as amended, is incorporated herein by reference.)





                               (Page 7 of 8 Pages)


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        TRW INC.

                                        By:      /s/ William B. Lawrence
                                                 -------------------------------
                                                 William B. Lawrence
                                                 Executive Vice President,
                                                 General Counsel and Secretary


                                        TRW AUTOMOTIVE UK

                                        By:      /s/ William B. Lawrence
                                                 -------------------------------
                                                 William B. Lawrence
                                                 Secretary

Date:  March 10, 1999





                               (Page 8 of 8 Pages)